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RECEIVED FEB 26 2002 WASH. D.C. 354 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GOLDIS FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 QUENTIN ROOSEVELT BLVD.

(No. and Street)

GARDEN CITY	NEW YORK	11530-4854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Goldis 516-357-8900

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIAN L. FRIEDMAN, C.P.A., P.C.

(Name — *if individual, state last, first, middle name*)

1120 OLD COUNTRY ROAD	PLAINVIEW	NEW YORK	11803
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

(2A)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PJB 3/22

OATH OR AFFIRMATION

I, Steven Goldis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldis Financial Group, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



PAUL J. ZUCKERBERG
Notary Public, State of New York
No. 41-9813030
Qualified in Queens County
Commission Expires August 31, 19

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN L. FRIEDMAN, C.P.A., P.C.

1120 OLD COUNTRY ROAD
PLAINVIEW, NEW YORK 11021

TEL: 516-935-4565 FAX: 516-935-3851

INDEPENDENT AUDITOR'S REPORT

To: The Board of Directors
Goldis Financial Group, Inc.

I have audited the accompanying statement of financial condition of Goldis Financial Group, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Goldis Financial Group, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America..



Plainview, New York
February 6, 2002

GOLDIS FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	9,622
Receivable from Clearing Firm		200,475
Concessions Receivable		30,083
Other Assets		26,275
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $ 226,599.		39,245
TOTAL ASSETS	$	305,700

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued Commissions	$	53,754
Accrued Expenses		25,192
Other Liabilities		4,902
		83,848
Subordinated Loans Payable		119,000
TOTAL LIABILITIES		202,848
COMMITMENTS		
STOCKHOLDERS' EQUITY		
Common Stock		37,175
Additional Paid in Capital		1,545,000
Retained Earnings		(1,479,323)
TOTAL STOCKHOLDERS' EQUITY		102,852
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	305,700

The accompanying notes are an integral part of the financial statements

GOLDIS FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF OPERATIONS

Goldis Financial Group, Inc. was organized on March 1, 1985 under the Laws of the State of New York. The corporation is a registered broker/dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. Customers consist of individual investors and qualified pension plans, located in the northeastern United States.

The corporation operates as an introducing broker and does not hold funds or securities for, or owe any money or securities to, customers and does not carry accounts of, or for, customers. The agreement with the clearing broker requires the corporation to assume the credit risk associated with customer transactions. (See also Note 5)

2. USE OF ESTIMATES ON PREPARATION OF FINANCIAL STATEMENTS

The Preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

Assets, liabilities, income and expenses are presented on the "accrual basis" of accounting for both financial statements and tax returns. Commission Revenue, Trading Profits and related expenses from securities transactions are recorded on trade date basis.

FURNITURE, EQUIPMENT & LEASEHOLD IMPROVEMENTS

Furniture, equipment & leasehold improvements are stated at cost. Furniture and equipment are depreciated by using the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the remaining term of the lease.

INCOME TAXES

The corporation has elected to be taxed under the "S" Corporation Rules of the Internal Revenue Service Code. Therefore, all profits are taxable to the shareholders. This election is also effective for New York State Corporation Tax.

ADVERTISING

The corporation policy is to expenses advertising costs in the period incurred. During the year the total cost was for advertising was $ 8,933.

4. RELATED PARTIES

The corporation sub-leases part of its office space and incurs business expenses on the behalf of two related corporations. The corporation is then reimbursed by the related corporations. The corporation and the related two corporations have common shareholders. Business expenses include: salaries and related costs, telephone, office, postage, maintenance, insurance and quotation board expenses.

Rental for 2001 was $ 29,600 and business expenses for 2001 was $ 57,786.

5. RECEIVABLE FROM CLEARING BROKER

Receivable from clearing firm represents cash held by and December 31, 2001 commissions receivable from the clearing broker for customer trades executed by the corporation through the clearing brokers. As stated in Note 3, the corporation records securities transactions on trade date basis. Further, the corporation has agreed to indemnify its clearing broker for losses that the clearing broker may sustain for the customer accounts introduced by the corporation. Should a customer not fulfill his obligation on a trade date transaction through December 31, 2001, the corporation may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2001 settled with no resulting liability to the corporation.

6. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Details as follows:

	Cost	Accumulated Depreciation
Furniture & Equipment	$ 243,974	$ 221,552
Leasehold Improvements	21,870	5,047

7. COMMON STOCK

Details of common stock are as follows:

	Shared Issued And Outstanding	Shares Authorized
Common Stock, no par value	100	200

8. SUBORDINATED LOANS PAYABLE

Subordinated Loans Payable carry an interest rate of 10.00%.

Maturity as follows:		
	June 30, 2003	$ 19,000.
	November 30, 2003	100,000

Subordinated Loans Payable are subordinated to claims of general creditors. The loans are covered by agreements approved by the National Association of Securities Dealers Inc., and are thus available in computing net capital under the Securities and Exchange Commissions uniform net capital rule. To the extent that such subordinated loans are required for the corporations' continued compliance with net capital requirements, they may not be repaid.

9. COMMITMENTS

The corporation leases office space under a lease which expires May 31, 2006.

Minimum annual rentals before incremental increases are as follows;

Year Ending December 31,

Year	Amount	Year	Amount
2002	$ 264,161	2005	$ 286,633
2003	$ 271,432	2006	$ 120.786
2004	$ 278,920		

Rental expense was $ 272,841 in 2001.

10. GOING CONCERN

The corporation has sustained substantial operating losses in recent years. As shown in the accompanying financial statements, the corporation incurred a net loss of $ 519,119 during the year ended December 31, 2001 and increases in additional paid in capital during the year of $ 550,000. The additional paid in capital was needed to fund the loss. These factors create an uncertainty as to the corporation's ability to continue as a going concern. Management believes that actions presently being taken to revise the corporation's operating and financial requirements provide the opportunity for the corporation to continue as a going concern. The ability of the corporation to continue as a going concern is dependent upon the success of the plan and the ability of its shareholders to make additional capital contributions.

11. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Corporation had net capital and net capital requirements of $ 156,332 and $ 100,000 respectfully. The Corporation's ratio of aggregate indebtedness to net capital was .54:1: The net capital rules may effectively restrict the payment of cash dividends.

GOLDIS FINANCIAL GROUP, INC.

INDEX TO FINANCIAL STATEMENT

DECEMBER 31, 2001


SEC MAIL PROCESSING
RECEIVED
FEB 26 2002
354
WASH, D.C.
SECTION

GOLDIS FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001